07027928

InBev

RECEIVED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 8 November 2007

Dear Madam,

InBev S.A.

Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

dlw 11/15

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Continued EBITDA Margin Expansion in a Tough Quarter

InBev (Euronext: INB), the world's leading brewer, announced today its results for the third quarter 2007 (3Q07) and 9 months 2007 (9M07):

- **Volume growth:** beer volumes increased 3.6% organically in 3Q07 year-on-year (yoy), with volume growth in all Zones except Western Europe. Year to date, overall beer volumes were 4.8% higher.
- **Revenue growth:** revenue grew by 4.8% in the third quarter, due to higher volumes and an increase in revenue per Hl of 1.3%, or +2.9% eliminating the impact of the change in geographic mix. During the first nine months of 2007, revenue was 7.0% higher, as the result of 1.8% higher revenue per Hl and increased volumes. Excluding the impact of the change in geographic mix, revenue per Hl would have increased +3.2%.
- **Cost control remains:** Cost of sales (CoS) in the 3Q07 were impacted by some commodity cost pressures, leading to an increase in CoS per Hl of 3.7%, year-on-year. Year to date, CoS per Hl was up by 2.6%. Despite the pressure on commodities, the company *is confident* that CoS per Hl will be below inflation for the full year. Operating expenses, and more specifically non-working expenses, continued to be strongly managed, resulting in a 1.1% reduction on an organic basis in 3Q07, and zero growth for the nine months 2007, yoy, despite higher commercial and distribution expenses.
- **EBITDA growth and further margin expansion:** normalized EBITDA increased by 8.5%, leading to an EBITDA margin of 35.2% in 3Q07, an organic increase of 119 basis points. For 9M07, normalized EBITDA growth was 13.7%, resulting in an EBITDA margin of 33.4%, with organic margin expansion of 197 basis points.
- **Net profits grew further:** normalized profit attributable to equity holders of InBev increased by 5% on an absolute basis to 522 million euro in the 3Q, and was up by more than 17% to 1 282 million euro for 9M07.
- **Returning cash to shareholders:** InBev acquired 121 million euro of InBev shares during the third quarter as part of our share buyback programs. Combining the program launched in February and completed in August, and the new one announced in August, each for up to 300 million euro, in total YTD InBev has already acquired 356 million euro of its own shares.

Figure 1: Consolidated performance (million euro)

	3Q07	3Q06	Organic growth
Total volumes (thousand Hls)	71 084	67 432	3.5%
Beer volumes	62 046	58 979	3.6%
Non-beer volumes	9 038	8 453	2.9%
Revenue	3 778	3 542	4.8%
Gross profit	2 224	2 118	3.2%
Normalized EBITDA	1 330	1 209	8.5%
Normalized EBIT	1 056	962	8.2%
Profit attributable to equity holders of InBev (normalized)	522	498	
Profit attributable to equity holders of Inbev	519	479	
Normalized earnings per share (euro)	0.85	0.82	
Earnings per share (euro)	0.85	0.79	
Margins			
Gross margin	58.9%	59.8%	-95 bp
Normalized EBITDA margin	35.2%	34.1%	119 bp
Normalized EBIT margin	27.9%	27.2%	87 bp

InBev's 3Q07 and 9M07 numbers are based on unaudited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To facilitate the understanding of InBev's underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start up or termination of activities, or the transfer of activities between segments.
Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Values in the figures and annexes may not add up, due to rounding. EPS based upon weighted average of 611 (3Q07 and 9M07) and 608 (3Q06 and 9M06) million ordinary shares outstanding.

MANAGEMENT COMMENTS

For the third quarter, a combination of top line growth and a continuous focus on tightly managing costs and expenses has once more resulted in EBITDA growth and margin expansion. Tight cost management in **North America** helped drive margins higher in a challenging environment. Another quarter of margin expansion was achieved in both **Latin America North** and **Latin America South**, where both volume growth and higher revenue per Hl were realized. **Western Europe** had lower margins despite ongoing savings of non-working fixed expenses, as volumes decreased and cost of sales were higher than last year. The top line continued to grow across **Central & Eastern Europe** based on solid volume and revenue per Hl growth which drove EBITDA higher than in 3Q06 The decline in the reported EBITDA margin in CEE is once more entirely explained by changes in intercompany charges which are neutral at group level. Excluding this adjustment, EBITDA margins would have been unchanged versus a year ago. **Asia Pacific** EBITDA was unchanged organically compared to 3Q06, as higher volumes and revenue were offset by increased investments, leading to a lower margin in the quarter. On a consolidated level, organic EBITDA growth of 8.5% was achieved, on top of 19.0% delivered in the 3Q of last year. In contrast, the 4Q of last year was negatively impacted by significantly higher administrative and other operating expenses that are not expected to take place in the coming quarter, translating into a more favourable comparable for the 4Q07.

"Overall, our 3Q07 performance was below our expectations. In 3Q our cost management programs (ZBB and VPO) were key to offset the weaker top line results, mainly in the UK and China, and the commodity price pressure. This enabled us to increase our consolidated EBITDA margin organically by 119 basis points to 35.2% for the 3Q, and 197 basis points to 33.4% for the first nine months of 2007. We believe we have the commercial programs in place to deliver a stronger 4Q", said Carlos Brito, InBev's CEO.

"For 2008 we are not currently providing specific guidance on the impact of changes in commodity costs, beyond highlighting that the price developments during the last months, especially for barley and malt, will impact 2008 cost of sales in all business units. However, this impact is likely to be partly offset by favourable results from our risk management initiatives, together with ongoing efficiency programs being implemented throughout the company. Therefore we expect that the consolidated cost of sales per Hl will move in line with the average inflation for next year", said Felipe Dutra, InBev's CFO.

RECEIVED

THIRD QUARTER VOLUMES CONFIRM ACCESS TO GROWING MARKETS

Figure 2. Volumes (thousand Hls)

	3Q06	Scope	Organic growth	3Q07	Organic growth
North America	3 786	-272	43	3 558	1.3%
Latin America - North	21 986	341	712	23 038	3.2%
Latin America - South	5 498	615	391	6 503	7.3%
Western Europe	10 381	-280	-790	9 311	-7.8%
Central & Eastern Europe	13 669	0	1 464	15 133	10.7%
Asia Pacific	11 597	91	578	12 266	5.1%
Global Export & Holding Companies	515	789	-29	1 275	-2.2%
Worldwide	**67 432**	**1 284**	**2 368**	**71 084**	**3.5%**

Total consolidated volume was 3.5% higher in 3Q07 with beer up 3.6% and non-beer 2.9%. Lower volumes in Western Europe were more than compensated by growth across all other Zones.

Volumes in North America increased 1.3% in 3Q07. Canadian volumes were -1.7% lower organically, as we continue to focus on strengthening the equity of our brands while safeguarding profitability in a challenging market environment. Including the growth of the Lakeport brands, which became part of our portfolio in April of this year, we maintained market share, yoy, reflecting that these brands are already helping us to compete more effectively in Ontario. The total Zone volumes were helped by higher sales of our Canadian brands in the US.

Although shipments of our European import brands into the US to Anheuser-Busch ("A-B") were lower during the third quarter, depletions, while still slightly negative yoy, improved compared to the previous two quarters, led by Stella Artois®.

Latin America North delivered 3Q07 volume growth of +3.2% (beer +4.6%; non-beer -0.2%). In Brazil, beer volumes rose +5.1% versus last year and market share climbed to 67.7%. While market share is below last year, we have recorded 6 consecutive months of sequential gains. Outside of Brazil, beer volumes were -4.9% lower which is fully explained by much lower industry volumes in Venezuela, where the company is maintaining share.

In Latin America South, volumes increased +7.3% (beer +3.3%; non-beer +13.3%), especially driven by continued expansion in Argentina and Bolivia. In addition, our premium brands again performed well across all markets.

Western European third quarter volumes decreased -7.8% as the industry declined versus 2006. UK volumes declined -5.2%, resulting in share loss in a market which was lower than last year. In Germany, the industry was much weaker than one year ago, and also experienced intensified price competition. Against this background, overall volumes, which continued to be impacted by much lower volumes of lower margin products, dropped -11%. Our branded beer volumes decreased less than this, with our share essentially unchanged, yoy. The Belgian market was also softer than the previous year, with our overall volumes -9.6% lower. However, branded beer volumes declined less than this, and we maintained our market share.

Central & Eastern Europe presented +10.7% higher volumes compared to last year. Russian volumes grew by +14%, as we continued to increase market share in the core and premium segments at the expense of growth in the value segment. In Ukraine volumes were +14.9% higher. Central European volumes delivered another quarter of good growth across the region.

Volumes were +5.1% higher for Asia Pacific in the third quarter. Chinese volumes grew by +5.3% organically, with the Sedrin business continuing to perform well. In South Korea, volumes increased +4.3%, supported by good growth of the premium portfolio.

GLOBAL BRAND DEVELOPMENT

InBev's global brands grew +1.8% for the third quarter. Brahma® had volume growth of +5.4%, mainly boosted by Brazil. Volumes of Stella Artois were down -1.1%, as the negative performance in the UK could not be fully offset by increases in the USA, Latin America South and Eastern Europe. Beck's® volumes decreased by -5.5%, mainly explained by the negative performance of Germany, which was partly offset by higher volumes in the UK and Central & Eastern Europe. Leffe® had volume growth of +6.6%, mainly due to Western Europe and North America.

INCOME STATEMENT – 3Q07

Figure 3. Consolidated Income Statement (million euro)

	3Q06	Scope	Currency translation	Organic growth	3Q07	Organic growth
Revenue	**3 542**	**37**	**29**	**170**	**3 778**	**4.8%**
Cost of sales	-1 424	-19	-7	-104	-1 553	-7.3%
Gross profit	**2 118**	**18**	**22**	**66**	**2 224**	**3.2%**
Distribution expenses	-415	-11	-3	-19	-447	-4.5%
Sales & marketing expenses	-517	-7	-3	-5	-532	-0.9%
Administrative expenses	-259	-5	-2	15	-251	5.7%
Other operating income/expenses	36	4	1	21	62	52.5%
Normalized profit from operations (normalized EBIT)	962	-1	15	79	1 056	8.2%
Non recurring items above EBIT	-48				12	
Net financing costs	-120				-157	
Income tax expense	-163				-197	
Profit	**632**				**714**	
attributable to equity holders of InBev	479				519	
attributable to minority interests	153				195	
Normalized EBITDA	**1 209**	**4**	**16**	**102**	**1 330**	**8.5%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 3Q07 was +12 million euro on EBIT and -9 million euro on EBITDA, versus -48 million euro on EBIT and on EBITDA in 3Q06.

Revenue – Consolidated revenue was 3 778 million euro for the third quarter, which translates into an organic increase of 4.8% (170 million euro), yoy. The company continued to achieve higher revenue per Hl in nearly all Zones, as a direct result of focusing on selling more core and premium brands. This is fully in line with our objective to grow revenue ahead of volume on a sustainable basis.

Consolidated revenue per Hl rose by 1.3% yoy. On a constant geographic basis, i.e. eliminating the impact of faster growth in countries with lower revenue per Hl in euro, revenue per Hl would have grown 2.9% organically.

Cost of Sales (CoS) – Consolidated CoS in 3Q07 was 1 553 million euro, an increase of 7.3% (104 million euro), yoy. CoS per Hl was up 3.7%, yoy. On a constant geographic basis, cost of sales per Hl would have increased by an estimated 4.8% organically.

Operating Expenses – Operating expenses, which cover distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses, were 1 169 million euro in 3Q07, or an organic decrease of 1.1% (12 million euro) versus 3Q06, mainly as a result of our continuous effort to reduce non-working expenses.

Distribution expenses were up 19 million euro (4.5%) primarily as the result of increased volumes shipped, as well as higher transport costs in some parts of our business. Sales and marketing expenses increased 5 million euro (0.9%), as we continued to selectively invest in programs which are leading to good top line results. Further savings were realized in administrative expenses, which were 15 million euro lower (5.7%) organically, confirming that the company's efforts to hold overhead costs down is in place across the business.

Other operating income/expenses improved by +21 million euro during 3Q07 versus last year. This result is once more primarily due to an increase in royalty income from third parties, and a loss incurred in 3Q06, due to indirect tax contingencies which did not reoccur this year.

EBITDA – Normalized EBITDA in the third quarter of 1 330 million euro was 8.5% higher organically (up 102 million euro), with most Zones recording higher EBITDA.

- North America EBITDA was 195 million euro (+7.3% / up 13 million euro), mainly thanks to a continued strong cost performance
- Latin America North grew EBITDA to 499 million euro (+18.7% / up 74 million euro), due to another solid top line performance and ongoing cost management
- Latin America South EBITDA of 80 million euro (+32.6% / up 19 million euro) was the result of good volume growth and effective management of expenses
- Western Europe EBITDA came in at 226 million euro (-13.2% / down 34 million euro) as lower volumes and higher cost of sales could not be fully offset by continued expense control
- Central & Eastern Europe registered EBITDA of 207 million euro (+12.9% / up 24 million euro), due to sustained volume and revenue growth, which has been partly mitigated by increased expenses related to direct distribution and in-market execution. In addition, a change in intercompany charges which started to take effect in the fourth quarter of 2006, negatively impacted the Zone EBITDA for 3Q07. This amount is paid to holding companies and is neutral at the consolidated EBITDA level. Excluding this impact, EBITDA margins would have been stable, year-on-year.
- Asia Pacific EBITDA was 93 million euro (+0.4% / +0.4 million euro), due primarily to growth of volumes and revenue.
- Global Export & Holding Companies had an EBITDA of 30 million euro (up 6 million euro), mainly impacted by changes in intercompany charges already highlighted above, and benefits related to the different business model for our European imports into the USA

At a consolidated level EBITDA margin for 3Q07 was 35.2% in 3Q07, compared to 34.1% in 3Q06. This translates into a margin expansion of 108 basis points, of which 119 basis points is organic. The positive currency translation impact was 16 million euro for 3Q07 (in 3Q06 the currency translation impact was positive and amounted to 18 million euro).

Profit – Normalized profit attributable to equity holders of InBev climbed to 522 million euro (normalized EPS 0.85 euro) in 3Q07, which is up 5% yoy. Reported profit attributable to equity holders of InBev for the third quarter was 519 million euro, and included the following:

- *Net financing costs*: 157 million euro; 37 million higher than 3Q06; largely explained by higher interest expense following the higher mix of Brazilian real interest-bearing liabilities in InBev's 3Q07 average net debt in comparison to the mix in 3Q06.
- *Income tax expense:* 197 million euro with an effective tax rate of 21.6% (versus 20.4% in 2006). The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006. For the full year 2007, the estimated effective tax rate is expected to be in the range 20% to 22%.
- *Profit attributable to minority interests:* 195 million euro (153 million euro in 3Q06).

NINE MONTHS PERFORMANCE REVIEW

Figure 1: Consolidated performance (million euro)

	9M07	9M06	Organic growth
Total volumes (thousand Hls)	198 286	178 014	5.1%
Beer volumes	170 185	154 158	4.8%
Non-beer volumes	28 101	23 857	6.7%
Revenue	10 549	9 718	7.0%
Gross profit	6 185	5 741	6.4%
Normalized EBITDA	3 525	3 065	13.7%
Normalized EBIT	2 727	2 329	16.0%
Profit attributable to equity holders of InBev (normalized)	1 282	1 089	
Profit attributable to equity holders of Inbev	1 298	1 040	
Normalized earnings per share (euro)	2.10	1.79	
Earnings per share (euro)	2.12	1.71	
Margins			
Gross margin	58.6%	59.1%	-31 bp
Normalized EBITDA margin	33.4%	31.5%	197 bp
Normalized EBIT margin	25.9%	24.0%	200 bp

NINE MONTHS VOLUMES

Figure 2. Volumes (thousand HIs)

	9M06	Scope	Organic growth	9M07	Organic growth
North America	10 715	-1 200	-102	9 413	-1.1%
Latin America - North	66 234	562	2 737	69 533	4.1%
Latin America - South	13 394	6 080	1 218	20 692	9.4%
Western Europe	29 269	-792	-1 303	27 173	-4.6%
Central & Eastern Europe	33 498	0	4 994	38 492	14.9%
Asia Pacific	23 553	4 603	1 098	29 253	4.8%
Global Export & Holding Companies	1 352	2 087	291	3 730	8.5%
Worldwide	**178 014**	**11 339**	**8 933**	**198 286**	**5.1%**

Total consolidated volume for the first nine months grew 5.1%, as beer rose 4.8% and non-beer 6.7%. Solid volume growth throughout Latin America and Central and Eastern Europe more than offset volume decreases in Western Europe, and to a lesser extent North America.

North America volumes in 9M07 were -1.1% below last year. Volumes in Canada declined -1.9% organically, as we continue to focus on brand building in a challenging pricing environment, as well as quickly integrating the Lakeport brands into our portfolio.

Volumes in Latin America North increased +4.1% (beer +3.8%; non-beer +4.9%) during the first nine months. Beer volumes in Brazil grew +4.5% when compared to the 9M06, while during the same period, beer volumes decreased -9.3% in the markets outside of Brazil, mainly attributable to a much softer industry in Venezuela.

Latin America South volumes were up +9.4% for 9M07 (beer +6.3%; non-beer +14.2%), reflecting good performances so far this year, especially in Argentina and Bolivia.

In Western Europe, a decline of -4.6% was recorded. UK volumes dropped -8.3%, resulting in a share decrease in an industry which is down versus last year. Reported total volumes in Germany were down -5.7%. This result is primarily due to significant declines in lower margin, non-branded volumes, as well as the decrease in branded beer experienced in the third quarter. Volumes in Belgium were -3.2% below last year, entirely due to the weaker third quarter, in which despite having weak volumes, we held share. Apart from the UK, the company maintained or grew share in our main WE markets.

Volume growth of +14.9% was achieved in Central and Eastern Europe, with Russia +16.4%, Ukraine +21.3% as well as solid growth across our Central Europe operations.

Asia Pacific volumes were +4.8% higher during the first nine months. In China, volumes were +4.3% up versus last year. We continue to build on the good results in Sedrin while implementing changes in our other operations, which should strengthen our business and lead to a better performance. South Korea volume growth was 6.7%, as we continue to benefit from changes implemented during the last year.

GLOBAL BRAND DEVELOPMENT

Volumes of the global brands were up by +2.0% for the first nine months 2007, as volume growth for Brahma and Beck's was partially offset by lower volumes of Stella Artois in the UK. Brahma volumes grew +2.6% with positive results in Brazil, Latin America South and Eastern Europe. Volumes of Stella Artois decreased in Western Europe and climbed in the USA, Latin America South and Central and Eastern Europe, resulting in a -2.4% decline versus last year. Beck's volumes improved +4.7% as higher volumes in Central and Eastern Europe were partly offset by Western Europe. Volumes of Leffe were +8.8% higher.

INCOME STATEMENT – 9M07

Figure 3. Consolidated Income Statement (million euro)

	9M06	Scope	Currency translation	Organic growth	9M07	Organic growth
Revenue	**9 718**	**274**	**-114**	**671**	**10 549**	**7.0%**
Cost of sales	-3 977	-123	44	-307	-4 363	-7.8%
Gross profit	**5 741**	**151**	**-70**	**364**	**6 185**	**6.4%**
Distribution expenses	-1 167	-31	19	-92	-1 271	-8.0%
Sales & marketing expenses	-1 574	-50	14	-12	-1 621	-0.7%
Administrative expenses	-771	-18	6	45	-739	5.9%
Other operating income/expenses	101	8	0	64	173	57.7%
Normalized profit from operations (normalized EBIT)	2 329	59	-30	369	2 727	16.0%
Non recurring items above EBIT	-84				35	
Net financing costs	-338				-453	
Income tax expense	-382				-464	
Profit	**1 525**				**1 845**	
attributable to equity holders of InBev	1 040				1 298	
attributable to minority interests	485				547	
Normalized EBITDA	**3 065**	**85**	**-41**	**416**	**3 525**	**13.7%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 9M07 was +35 million euro on EBIT and -9 million euro on EBITDA, versus -84 million euro on EBIT and -68 million euro on EBITDA in 9M06. Non-recurring items for 9M06 include a reclassification in order to be consistent with the treatment of a similar item in 4Q06, as disclosed in the FY06 results release

Revenue – Consolidated revenue of 10 549 million euro increased 7.0% (671 million euro), yoy. All Zones achieved revenue growth ahead of volume growth, resulting in higher revenue per Hl.

At the consolidated level, revenue per Hl continued to grow, up by 1.8% yoy. On a constant geographic basis, i.e. eliminating the impact of stronger growth coming from countries with lower revenue per Hl, organic growth in revenue per Hl would have been 3.2%.

Cost of Sales (CoS) – Consolidated CoS in 9M07 was 4 363 million euro, which is 7.8% (307 million euro) above last year. CoS per Hl growth was 2.6%, yoy, while on a constant geographic basis, cost of sales per Hl would have increased by an estimated 3.7%, which is below the company's average inflation rate.

Operating Expenses – Despite higher expenses related to the distribution of our products, operating expenses, which include distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses, came in at 3 458 million euro, resulting in an organic decrease of 5 million euro (0.1%) versus the nine months of 2006.

Distribution expenses (-92 million euro or 8.0%) were higher than one year ago, mainly due to volume growth as well as increased volumes sold through direct distribution and some higher transport costs. Sales and marketing expenses increased by 12 million euro (0.7%), evidencing our focus on investing in InBev's most important activities, while administrative expenses were reduced by 45 million euro (5.9%) organically.

Other operating income/expenses improved by +64 million euro during 9M07. This change is largely attributable to the release of some provisions and the adjustment of bonus accruals, as well as an increase in royalty income from third parties.

EBITDA – Normalized EBITDA of 3 525 million euro for the first nine months of 2007 represents a 13.7% increase, organically (up 416 million euro).

- North America had an EBITDA of 434 million euro (+5.9% / up 25 million euro) delivered from good cost control.
- Latin America North's EBITDA of 1 519 million euro (+16.6% / up 215 million euro) reflected a higher top line and well managed expenses.
- Latin America South generated EBITDA of 263 million euro (+26.2% / up 40 million euro) from good volume growth, higher revenue per Hl and cost containment.
- Western Europe EBITDA was 565 million euro (-5.2% / down 31 million euro) despite good fixed cost management. In addition to lower volumes, Zone results were influenced by higher cost of sales, as a result of changes in intercompany charges, which are neutral at the consolidated level.
- Central & Eastern Europe EBITDA came in at 420 million euro (+16.4% / up 60 million euro), due primarily to solid volume increases and control of overhead expenses. Additionally, a change in intercompany charges which took effect in 4Q06, negatively impacted Zone EBITDA for the nine months of 2007. This amount is paid to holding companies and is neutral at a consolidated level. Excluding this impact, EBITDA margins would have been slightly higher, year-on-year.
- Asia Pacific EBITDA was 213 million euro (+18.6% / up 31 million euro), as revenue growth was only partly offset by growth in commercial and distribution expenses.
- Global Export & Holding Companies EBITDA was 112 million euro (up 76 million euro), as results were positively impacted by changes in intercompany charges mentioned above and benefits related to the different business model for our European imports into the USA.

Consolidated EBITDA margin for 9M07 was 33.4%, versus 31.5% in 9M06. Margin expansion was 187 basis points, of which 197 basis points were organic. The negative currency translation impact was 41 million euro for 9M07 (positive impact of 257 million euro in 9M06).

Profit – Normalized profit attributable to equity holders of InBev reached 1 282 million euro (normalized EPS 2.10 euro) for the nine months of 2007, representing an absolute increase of nearly 18% yoy. Reported profit attributable to equity holders of InBev for the same period was 1 298 million euro, and included the following:

- *Net financing costs*: 453 million euro; 115 million higher than 9M06; largely explained by higher interest expense following the higher mix of Brazilian real interest-bearing liabilities in InBev's 2007 average net debt in comparison to the mix in 2006.
- *Income tax expense:* 464 million euro with an effective tax rate of 20.1% (versus 20.0% in 2006). The company continues to benefit at the AmBev level from the impact

of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006. For the full year 2007, the estimated effective tax rate is expected to be in the range 20% to 22%.

- *Profit attributable to minority interests:* 547 million euro (485 million euro in 9M06).

OUTLOOK

InBev's portfolio of operations features leading positions in several fast growing markets worldwide, as well as opportunities to improve our businesses in markets growing at lower rates. The company maintains its commitment to put in place the necessary programs to build healthy, profitable businesses across all geographic Zones, which should result in ongoing margin enhancement and value creation.

Recent events

On October 31, InBev announced the closure of the transaction with Cofinimmo (Euronext/COFB), under which Cofinimmo has acquired a 90% interest in Immobrew S.A./N.V., a subsidiary of InBev Belgium that directly owns 823 pubs in Belgium and indirectly owns 245 pubs in the Netherlands, for an aggregate of 419 million euro, on a debt and cash free basis. At the same time, InBev Belgium and InBev Netherlands have entered into master lease agreements with Immobrew and its Netherland affiliates with respect to these pubs.

Under the Sale and Purchase Agreement entered into between Mr. Cintra and AmBev on March 26, 2007, Mr. Cintra had the option to sell the Cintra brand to a third party by October 29, 2007, such date being subsequently extended to November 5, 2007. As the deadline has expired without the brand being sold, AmBev and Mr. Cintra are currently making the proper arrangements to implement the transfer of the brand to AmBev for a consideration of approximately 10 million USD. Until these arrangements are finalized, the brand continues to belong to Mr. Cintra. AmBev informs that there are no plans in place for the Cintra brand to be discontinued and that it will maintain the respective investments in line with the last quarters.

Annexes

InBev website: http://www.inbev.com/media/3 2 0 pressreleases.cfm

- Third quarter 2007 segment information (3Q07)
- Nine months 2007 (9M07) segment information
- Reconciliation between Brazilian GAAP and IFRS figures for Latin America (9M07)

Third quarter 2007 Agenda
November 8th, 2007

Conference call 3Q07 results for investors
2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com.

2008 Calendar – can also be found at:
http://www.inbev.com/investors/4_5_0_financialcalendar.cfm

February 28	Full Year 2007 results
April 29	General Shareholders Meeting
May 8	First Quarter 2008 results
August 14	Second Quarter and Half Year 2008 results
November 6	Third Quarter and Nine Months 2008 results

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 88 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

This report contains certain forward-looking statements reflecting the current views of the management of InBev with respect to, among other things, InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. These statements involve risks and uncertainties. The ability of InBev to achieve these objectives and targets is dependent on many factors which are outside of management's control. In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect InBev's current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons. InBev cannot assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.

Annex 1 3Q07 segment information

InBev Worldwide	**3Q06**	**Scope**	**Currency translation**	**Organic growth**	**3Q07**	**Organic growth**
Total volumes	67 432	1 284	0	2 368	71 084	3.5%
Revenue	**3 542**	**37**	**29**	**170**	**3 778**	**4.8%**
Cost of sales	-1 424	-19	-7	-104	-1 553	-7.3%
Gross profit	**2 118**	**18**	**22**	**66**	**2 224**	**3.2%**
Distribution expenses	-415	-11	-3	-19	-447	-4.5%
Sales & marketing expenses	-517	-7	-3	-5	-532	-0.9%
Administrative expenses	-259	-5	-2	15	-251	5.7%
Other operating income/expenses	36	4	1	21	62	52.5%
Normalized EBIT	962	-1	15	79	1 056	8.2%
Normalized EBITDA	**1 209**	**4**	**16**	**102**	**1 330**	**8.5%**
Normalized EBITDA margin	34.1%				35.2%	119 bp

North America	**3Q06**	**Scope**	**Currency translation**	**Organic growth**	**3Q07**	**Organic growth**
Total volumes	3 786	-272	0	43	3 558	1.3%
Revenue	**489**	**-35**	**-6**	**-1**	**447**	**-0.2%**
Cost of sales	-164	32	3	-6	-136	-4.7%
Gross profit	**325**	**-3**	**-4**	**-7**	**312**	**-2.2%**
Distribution expenses	-73	-9	0	7	-75	9.9%
Sales & marketing expenses	-74	18	0	6	-50	10.7%
Administrative expenses	-18	0	0	4	-15	20.6%
Other operating income/expenses	0	1	0	1	2	705.6%
Normalized EBIT	160	6	-4	11	173	7.0%
Normalized EBITDA	**179**	**7**	**-4**	**13**	**195**	**7.3%**
Normalized EBITDA margin	36.6%				43.6%	275 bp

Latin America - North	**3Q06**	**Scope**	**Currency translation**	**Organic growth**	**3Q07**	**Organic growth**
Total volumes	21 986	341	0	712	23 038	3.2%
Revenue	**987**	**9**	**52**	**98**	**1 145**	**9.9%**
Cost of sales	-356	-7	-16	-22	-401	-6.2%
Gross profit	**631**	**2**	**36**	**76**	**745**	**12.0%**
Distribution expenses	-122	-2	-5	-2	-131	-1.6%
Sales & marketing expenses	-96	0	-5	-23	-124	-24.1%
Administrative expenses	-77	-3	-2	6	-76	7.5%
Other operating income/expenses	4	0	2	13	19	353.8%
Normalized EBIT	340	-4	25	70	432	20.5%
Normalized EBITDA	**399**	**-1**	**28**	**74**	**499**	**18.7%**
Normalized EBITDA margin	40.4%				43.6%	322 bp

Latin America - South	**3Q06**	**Scope**	**Currency translation**	**Organic growth**	**3Q07**	**Organic growth**
Total volumes	5 498	615	0	391	6 503	7.3%
Revenue	**181**	**19**	**-12**	**24**	**213**	**13.7%**
Cost of sales	-80	-10	6	-9	-93	-11.4%
Gross profit	**102**	**9**	**-6**	**15**	**119**	**15.6%**
Distribution expenses	-16	-2	1	-2	-19	-14.8%
Sales & marketing expenses	-22	-3	2	-5	-28	-24.2%
Administrative expenses	-17	-2	1	6	-13	34.3%
Other operating income/expenses	-1	0	0	1	-1	36.1%
Normalized EBIT	45	2	-3	14	59	33.4%
Normalized EBITDA	**60**	**5**	**-4**	**19**	**80**	**32.6%**
Normalized EBITDA margin	33.2%				37.6%	530 bp

Annex 1 3Q07 segment information (continued)

Western Europe	**3Q06**	**Scope**	**Currency translation**	**Organic growth**	**3Q07**	**Organic growth**
Total volumes	10 381	-280	0	-790	9 311	-7.8%
Revenue	**966**	**-16**	**3**	**-67**	**886**	**-7.0%**
Cost of sales	-406	6	-2	-11	-412	-2.8%
Gross profit	**560**	**-9**	**1**	**-78**	**474**	**-14.1%**
Distribution expenses	-114	3	0	6	-106	5.0%
Sales & marketing expenses	-178	-2	0	19	-161	10.8%
Administrative expenses	-58	0	0	6	-52	9.8%
Other operating income/expenses	-21	4	0	10	-8	56.2%
Normalized EBIT	189	-5	0	-37	147	-20.2%
Normalized EBITDA	**267**	**-7**	**0**	**-34**	**226**	**-13.2%**
Normalized EBITDA margin	27.7%				25.5%	-177 bp

Central & Eastern Europe	**3Q06**	**Scope**	**Currency translation**	**Organic growth**	**3Q07**	**Organic growth**
Total volumes	13 669	0	0	1 464	15 133	10.7%
Revenue	**588**	**0**	**-4**	**113**	**697**	**19.2%**
Cost of sales	-253	0	3	-47	-298	-18.6%
Gross profit	**335**	**0**	**-2**	**66**	**399**	**19.7%**
Distribution expenses	-71	0	1	-18	-88	-25.1%
Sales & marketing expenses	-85	0	0	-16	-102	-19.1%
Administrative expenses	-32	0	0	0	-32	1.5%
Other operating income/expenses	-10	0	0	-15	-25	-161.0%
Normalized EBIT	137	0	-1	17	153	12.5%
Normalized EBITDA	**185**	**0**	**-2**	**24**	**207**	**12.9%**
Normalized EBITDA margin	31.4%				29.7%	-166 bp

Asia Pacific	**3Q06**	**Scope**	**Currency translation**	**Organic growth**	**3Q07**	**Organic growth**
Total volumes	11 597	91	0	578	12 266	5.1%
Revenue	**304**	**-8**	**-7**	**23**	**312**	**7.9%**
Cost of sales	-147	7	3	-14	-151	-10.1%
Gross profit	**157**	**0**	**-4**	**9**	**161**	**5.8%**
Distribution expenses	-19	0	0	-2	-20	-10.0%
Sales & marketing expenses	-51	-1	1	-5	-56	-9.2%
Administrative expenses	-14	0	0	-2	-16	-13.8%
Other operating income/expenses	1	-1	0	-3	-2	-459.7%
Normalized EBIT	73	-2	-2	-2	67	-3.4%
Normalized EBITDA	**97**	**-2**	**-3**	**0**	**93**	**0.4%**
Normalized EBITDA margin	32.0%				29.8%	-213 bp

Global Export & Holding Companies	**3Q06**	**Scope**	**Currency translation**	**Organic growth**	**3Q07**	**Organic growth**
Total volumes	515	789	0	-29	1 275	-2.2%
Revenue	**27**	**68**	**4**	**-21**	**77**	**-21.7%**
Cost of sales	-19	-47	-2	5	-63	7.3%
Gross profit	**8**	**21**	**1**	**-16**	**14**	**-54.8%**
Distribution expenses	0	-1	0	-8	-8	-794.2%
Sales & marketing expenses	-12	-18	-1	19	-11	64.7%
Administrative expenses	-42	0	0	-5	-47	-10.7%
Other operating income/expenses	64	0	0	14	77	21.8%
Normalized EBIT	17	2	0	5	24	28.1%
Normalized EBITDA	**22**	**2**	**0**	**6**	**30**	**23.9%**

Annex 2 9M07 segment information

InBev Worldwide	9M06	Scope	Currency translation	Organic growth	9M07	Organic growth
Total volumes	178 014	11 339	0	8 933	198 286	5.1%
Revenue	**9 718**	**274**	**-114**	**671**	**10 549**	**7.0%**
Cost of sales	-3 977	-123	44	-307	-4 363	-7.8%
Gross profit	**5 741**	**151**	**-70**	**364**	**6 185**	**6.4%**
Distribution expenses	-1 167	-31	19	-92	-1 271	-8.0%
Sales & marketing expenses	-1 574	-50	14	-12	-1 621	-0.7%
Administrative expenses	-771	-18	6	45	-739	5.9%
Other operating income/expenses	101	8	0	64	173	57.7%
Normalized EBIT	2 329	59	-30	369	2 727	16.0%
Normalized EBITDA	**3 065**	**85**	**-41**	**416**	**3 525**	**13.7%**
Normalized EBITDA margin	31.5%				33.4%	197 bp

North America	9M06	Scope	Currency translation	Organic growth	9M07	Organic growth
Total volumes	10 715	-1 200	0	-102	9 413	-1.1%
Revenue	**1 378**	**-140**	**-65**	**-4**	**1 169**	**-0.4%**
Cost of sales	-507	120	21	-3	-369	-0.8%
Gross profit	**871**	**-20**	**-43**	**-7**	**800**	**-0.9%**
Distribution expenses	-211	-17	10	11	-207	5.1%
Sales & marketing expenses	-252	71	10	8	-163	4.6%
Administrative expenses	-77	5	3	8	-61	11.7%
Other operating income/expenses	-5	2	0	7	3	175.9%
Normalized EBIT	325	41	-20	26	372	7.3%
Normalized EBITDA	**391**	**41**	**-23**	**25**	**434**	**5.9%**
Normalized EBITDA margin	28.4%				37.1%	191 bp

Latin America - North	9M06	Scope	Currency translation	Organic growth	9M07	Organic growth
Total volumes	66 234	562	0	2 737	69 533	4.1%
Revenue	**3 009**	**15**	**2**	**329**	**3 354**	**10.9%**
Cost of sales	-1 048	-10	3	-109	-1 164	-10.4%
Gross profit	**1 961**	**5**	**5**	**219**	**2 191**	**11.2%**
Distribution expenses	-368	-3	2	-22	-392	-6.1%
Sales & marketing expenses	-313	-3	1	-34	-348	-10.8%
Administrative expenses	-208	-5	1	18	-194	8.6%
Other operating income/expenses	45	0	0	30	76	68.0%
Normalized EBIT	1 117	-6	9	211	1 332	18.9%
Normalized EBITDA	**1 297**	**-1**	**8**	**215**	**1 519**	**16.6%**
Normalized EBITDA margin	43.1%				45.3%	220 bp

Latin America - South	9M06	Scope	Currency translation	Organic growth	9M07	Organic growth
Total volumes	13 394	6 080	0	1 218	20 692	9.4%
Revenue	**436**	**200**	**-33**	**77**	**681**	**18.3%**
Cost of sales	-192	-89	15	-30	-297	-16.2%
Gross profit	**243**	**111**	**-17**	**47**	**384**	**19.9%**
Distribution expenses	-32	-16	3	-11	-56	-35.3%
Sales & marketing expenses	-60	-27	4	-6	-88	-9.8%
Administrative expenses	-29	-10	2	5	-33	17.3%
Other operating income/expenses	-4	-2	1	0	-6	-7.1%
Normalized EBIT	118	56	-8	35	201	31.1%
Normalized EBITDA	**158**	**75**	**-11**	**40**	**263**	**26.2%**
Normalized EBITDA margin	36.3%				38.6%	233 bp

Annex 2 9M07 segment information (continued)

Western Europe	9M06	Scope	Currency translation	Organic growth	9M07	Organic growth
Total volumes	29 269	-792	0	-1 303	27 173	-4.6%
Revenue	**2 712**	**-46**	**12**	**-73**	**2 605**	**-2.7%**
Cost of sales	-1 185	19	-8	-43	-1 217	-3.7%
Gross profit	**1 527**	**-27**	**4**	**-116**	**1 388**	**-7.7%**
Distribution expenses	-321	8	-1	2	-312	0.8%
Sales & marketing expenses	-544	-5	-2	28	-523	5.2%
Administrative expenses	-193	1	-1	14	-178	7.2%
Other operating income/expenses	-89	10	-1	31	-49	39.5%
Normalized EBIT	380	-14	-1	-40	326	-11.0%
Normalized EBITDA	**615**	**-19**	**0**	**-31**	**565**	**-5.2%**
Normalized EBITDA margin	22.7%				21.7%	-54 bp

Central & Eastern Europe	9M06	Scope	Currency translation	Organic growth	9M07	Organic growth
Total volumes	33 498	0	0	4 994	38 492	14.9%
Revenue	**1 417**	**0**	**-17**	**320**	**1 721**	**22.6%**
Cost of sales	-645	0	9	-121	-757	-18.8%
Gross profit	**772**	**0**	**-8**	**199**	**963**	**25.8%**
Distribution expenses	-183	0	3	-45	-225	-24.4%
Sales & marketing expenses	-230	0	1	-72	-301	-31.3%
Administrative expenses	-97	0	0	-2	-99	-2.1%
Other operating income/expenses	-35	0	1	-40	-75	-113.2%
Normalized EBIT	227	0	-3	40	264	17.8%
Normalized EBITDA	**365**	**0**	**-5**	**60**	**420**	**16.4%**
Normalized EBITDA margin	25.7%				24.4%	-131 bp

Asia Pacific	9M06	Scope	Currency translation	Organic growth	9M07	Organic growth
Total volumes	23 553	4 603	0	1 098	29 253	4.8%
Revenue	**689**	**66**	**-25**	**56**	**786**	**8.6%**
Cost of sales	-350	-28	11	-21	-388	-6.6%
Gross profit	**340**	**38**	**-14**	**35**	**399**	**10.5%**
Distribution expenses	-51	0	2	-4	-53	-7.5%
Sales & marketing expenses	-134	-24	5	-8	-160	-5.8%
Administrative expenses	-39	-7	1	-2	-46	-4.8%
Other operating income/expenses	-2	-1	0	1	-2	32.2%
Normalized EBIT	113	6	-5	23	137	21.8%
Normalized EBITDA	**177**	**12**	**-8**	**31**	**213**	**18.6%**
Normalized EBITDA margin	25.7%				27.0%	226 bp

Global Export & Holding Companies	9M06	Scope	Currency translation	Organic growth	9M07	Organic growth
Total volumes	1 352	2 087	0	291	3 730	8.5%
Revenue	**76**	**179**	**12**	**-34**	**233**	**-13.4%**
Cost of sales	-50	-135	-8	21	-172	11.3%
Gross profit	**26**	**44**	**3**	**-13**	**60**	**-18.8%**
Distribution expenses	-1	-2	0	-24	-27	-789.8%
Sales & marketing expenses	-40	-63	-5	71	-36	69.9%
Administrative expenses	-128	-3	0	4	-128	3.0%
Other operating income/expenses	192	0	-1	34	226	17.9%
Normalized EBIT	49	-24	-3	73	96	289.4%
Normalized EBITDA	**61**	**-22**	**-3**	**76**	**112**	**196.4%**

Annex 3

Reconciliation between Brazilian GAAP and IFRS figures for Latin America 9M07

EBIT Latin America under Brazilian GAAP (Brazil + HILA, as published in the 9M07 Segment financial information of AmBev's Q3 press release) In million BRL	**3 904**
In million euro	**1 445**
Reclassifications	
- Profit sharing (bonus plan) presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(20)
- Other operating income/expense, presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(38)
	1 387
Adjustments	
- Goodwill amortization in Brazilian GAAP, not in IFRS	160
- Other depreciation adjustments (fair value base, InBev rates, commercial intangibles, ...)	5
- Deferred charges (start up costs capitalized under Brazilian GAAP, expensed in IFRS)	(7)
- Indirect tax incentives (through equity in Brazilian GAAP, in income statement in IFRS)	2
- Pension cost recognition and share based payment expense (IFRS 2 and IAS 19 treatment)	(5)
- Other	(9)
EBIT Latin America under IFRS (as published in the 9M07 Segment information of Latin America North and Latin America South in annex 2 of this press release)	**1 533**

END